SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated September 28, 2018, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

                The company reported that the Board of Directors of the Company, by act dated September 28, 2018, resolved to extend, add and rectify the agenda for the ordinary and extraordinary general meeting convened for October 29, 2018 at 11:00 a.m. as it was opportunely published in the Official bulletin and in the newspaper La Prensa, as well as in the Financial Information Highway and in the Buenos Aires Stock Exchange newspaper.

                The modifications made are detailed below:

Expand Item 15) of the agenda which would be drafted as follows: "AUTHORIZATIONS FOR CARRYING OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE ARGENTINE SUPERINTENDENCY OF CORPORATIONS”

Add Item 16) to the agenda that reads: "CONSIDERATION OF THE ANNUAL BUDGET FOR THE IMPLEMENTATION OF THE ANNUAL PLAN OF AUDITOR COMMITTEE AND THE COMPLIANCE AND CORPORATE GOVERNANCE PROGRAM".

Rectify Item 7) of the agenda, regarding the amount of remuneration, which would be drafted as follows: "CONSIDERATION OF COMPENSATION FOR UP TO $127,000,000 PAYABLE TO THE BOARD OF DIRECTORS FOR THE FISCAL YEAR ENDED JUNE 30, 2018".

Rectify Item 3) of the agenda as follows: "ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2018 FOR $14,308,078,486. CONSIDERATION OF IN KIND DISTRIBUTION OF DIVIDENDS PAYABLE IN SHARES OF IRSA PROPIEDADES COMERCIALES S.A. FOR UP TO AN AMOUNT EQUIVALENT TO $1,412,000,000”

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: September 28, 2018